Contact

Top Skills

Mergers
Private Equity
Financial Modeling

Doug Jones

Global Composite Piping Solutions, LLC
Houston, Texas, United States

Experience

Global Composite Piping Solutions
Chief Executive Officer
August 2020 - Present (2 years 1 month)
Houston, Texas, United States

Global Composite Piping Solutions, LLC ("GCPS") has developed and patented an innovative, large-diameter thermoplastic composite pipe technology which dramatically reduces weight and increases pressure capabilities that equal or exceed steel pipe. Our technology is uniquely positioned to displace other types of large-diameter pipe including steel, PCCP, traditional HDPE, and fiberglass pipe. Our manufacturing process allows us also to meet the specific needs of each customer through complete customization of both resin type and composite fibers to address the physical properties of the product in the pipeline.

GCPS has also developed and patented a mobile manufacturing process that allows large diameter pipelines to be manufactured at or near the project site or in remote areas where delivering prefabricated pipe is unfeasible or prohibitively expensive.

Our technology and processes have increased flow and corrosion performance using thermoplastics and composites that results in a significant reduction in the cost of materials and even greater savings in installation costs, time, ongoing maintenance, cathodic protection and freight with mobile manufacturing.

Munich Re Reserve Finance
Consultant
March 2015 - December 2018 (3 years 10 months)

Munich Re Reserve Finance ("MRRF") is part of the Munich Re Group ("Munich Re"). Munich Re operates in all lines of insurance and has a presence in 30 countries with over 43,000 employees globally. It is one of the largest reinsurance companies in the world with almost $250B in assets. MRRF provides alternative debt financing structures and products to fund the acquisition, development, and monetization of proved oil and gas reserves.

MRRF can structure a transaction with considerable flexibility to meet the needs and objectives of the producer while representing one of the lowest cost of capital available in the industry.

Strike, LLC
Chief Financial Officer
May 2011 - October 2014 (3 years 6 months)
Strike is an energy services company providing inspection, testing, integrity, maintenance, repair, rehabilitation and construction to midstream pipeline operators.

GulfStar Group
Managing Director
March 2006 - April 2011 (5 years 2 months)

The Imagine Group
Managing Director
2002 - 2003 (1 year)

Enron
Director
2000 - 2002 (2 years)

Principal Financial Group
Vice President
1995 - 2000 (5 years)

Education

Rice Business - Jones Graduate School of Business
 · (1991 - 1993)

Rice University - Jesse H. Jones Graduate School of Business
MBA, Finance · (1991 - 1993)

Texas A&M University
BA, Psychology · (1986 - 1991)